Microsoft Corporation	Tel 425 882 8080
One Microsoft Way	Fax 425 936 7329
Redmond, WA 98052-6399	http://www.microsoft.com/

May 24, 2006

Mr. Stephen Krikorian

Assistant Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission, Mail Stop 4561

Washington, DC 20549

RE:	Microsoft Corporation

File No. 000-14278

Dear Mr. Krikorian:

This letter responds to your comments regarding Microsoft’s recent 1934 Act filings communicated to us in your letter dated May 5, 2006. We appreciate the SEC’s assistance in our compliance with the applicable disclosure requirements and insights to enhance the overall disclosure in our filing. Following are our responses to the specific comments raised in your letter.

Form 10-K for the Fiscal Year Ended June 30, 2005

Item 8. Financial Statements and Supplementary Data

Income Statements, page 41

1.	Please tell us what consideration you have given to separate presentation of product and services revenue and related cost of revenue in your income statements pursuant to Regulation S-X, Rules 5-03.1 and 2. As part of your response, please describe the significant services provided, and quantify the related revenue, for each reporting segment in fiscal 2005.

Response: Microsoft’s revenue from service offerings has not exceeded 10 percent of total revenue. Accordingly, pursuant to Rule 5-03(b) of Regulation S-X, service revenue was combined with product revenues. Revenue from service offerings includes consulting services for advanced technology requirements and product support services to corporations and other large customers. Additionally, revenue from service offerings includes Internet-based Web Services such as MSN Internet Access, MSN Internet Software Subscription, Xbox Live, Microsoft Office Live Meeting and other online offerings. We will continue to monitor and evaluate service revenue for appropriate presentation.

Supplementally, our revenues from service offerings during fiscal year 2005 by reportable segment were as follows:

(in millions)
Server and Tools	$1,497
MSN	889
All other segments	419

Revenue from service offerings	$2,805

Percent of revenue derived from service offerings	7.0%

Note 1 Accounting Policies

Reclassifications, page 48

2.	Your disclosure indicates that you “reclassified $2.0 billion in [y]our fiscal year 2004 balance sheet from net long-term deferred income taxes to other long-term liabilities.” Describe to us the nature of the reclassified balance and explain why this change was necessary. In addition, explain how you concluded that this change should be accounted for prospectively rather than as the correction of an error in accordance with paragraphs 13 and 36 through 38 of APB Opinion 20.

Response: Prior to fiscal year 2005, we combined long-term tax contingencies with long-term deferred income taxes. In July 2005, the Financial Accounting Standards Board (FASB) issued an Exposure Draft (ED) of a Proposed Interpretation on Accounting for Uncertain Tax Positions. The ED proposed that an income tax liability should not be classified as a deferred tax liability unless it arises from a taxable temporary difference. As part of the FASB’s discussion leading to the proposed classification of tax contingencies contained in the ED, the July 27, 2004 Board Meeting Handout indicated that, “When an issuer files a tax return with an uncertain tax position, the question arises as to where to classify the liability when the recognition threshold has not been met. There are two views regarding the appropriate classification of the unrecorded amount. One view is that the amount should be classified as either a current or noncurrent deferred tax liability based on existing Statement 109 criteria. The other view is that the amount should be recorded as a liability, but not as a deferred tax liability.”

We also noted various SEC Staff speeches concerning contingencies, including Scott Taub’s speech on December 6, 2004 at the AICPA National Conference on Current SEC and PCAOB Developments. Although the guidance in the Uncertain Tax Positions ED has yet to be finalized, given the FASB’s position in the ED and the SEC Staff speeches, we thought it was prudent to reclassify long-term tax contingencies as a component of other long-term liabilities. Given the lack of authoritative guidance on this issue as indicated in the July 27, 2004 Board Meeting Handout and the diversity of practice as noted in the ED, we believe this appropriately was considered a reclassification.

Note 18 Segment Information, page 66

3.	Your disclosure on page 25 indicates that fiscal year 2003 and 2004 segment revenue and operating income/(loss) amounts have been “restated for certain internal reorganizations and to conform to the current period presentation including reclassifying certain legal settlements from business segments to corporate-level expenses.” Tell us how you considered disclosing such changes in your segment information footnote pursuant to SFAS 131, paragraph 34.

Response: The restatement for certain internal reorganizations, including reclassifying certain legal settlements, did not change the composition of our reportable segments. The seven segments presented in our 2005 Form 10-K (Client, Server and Tools, Information Worker, Microsoft Business Solutions, MSN, Mobile and Embedded Devices, and Home and Entertainment) are the seven segments that were presented in our 2004 Form 10-K. However, the internal reorganizations and reclassifications did impact prior year revenue and operating income/(loss) amounts for the seven segments and we did restate the 2003 and 2004 amounts in the Segment Information footnote. In future filings, we will disclose in the Segment Information footnote whether prior year revenue and operating income/(losses) have been restated even if the factors causing the restatement did not result in a change in the composition of our reportable segments.

If you have any further questions, please call either me at (425) 704-8002 or Bob Laux at (425) 703-6094.

Sincerely,

/s/ Frank H. Brod
Frank H. Brod
Corporate Vice President, Finance and Administration and Chief Accounting Officer

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